                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                  SCHEDULE TO
                               (AMENDMENT NO. 4)
                                (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                         FULL LINE DISTRIBUTORS, INC.
                      (Name of Subject Company (Issuer))

                             FLD ACQUISITION CORP.
                               BRODER BROS., CO.
                     (Names of Filing Persons (Offerors))

                     Common Stock, No Par Value Per Share,

                        (Title of Class of Securities)

                                  35967N 10 6

                     (CUSIP Number of Class of Securities)

                                 Vincent Tyra

                            Chief Executive Officer

                               Broder Bros., Co.

                               45555 Port Street

                           Plymouth, Michigan 48170

                           Telephone: (734) 454-4800

  (Name, Address and Telephone Number of Person Authorized to Receive Notices

                and Communications on Behalf of Filing Persons)



                                  Copies to:

                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000


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                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation*             Amount of Filing Fee**
--------------------------------------------------------------------------------
                $13,343,590                          $2,669
--------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,222,501 shares of common stock and option to purchase 300,750 shares of common stock of Full Line Distributors, Inc. at the maximum tender offer price of $2.95 per share.

**   Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $2,669            Filing Party: FLD Acquisition Corp.
                           ------------                    ---------------------
Form or Registration No.:  SC TO-T           Date Filed:   July 13, 2001
                           ------------                    ---------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by FLD Acquisition Corp., a Georgia corporation ("Purchaser") and Broder Bros., Co. ("Parent") on July 13, 2001, as amended by Amendment No. 1 to Schedule TO filed on July 18, 2001, Amendment No. 2 to Schedule TO filed on August 3, 2001 and Amendment No. 3 to Schedule TO filed on August 7, 2001(the "Schedule TO") relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Full Line Distributors, Inc., a Georgia corporation (the "Company"), at a purchase price of $2.95 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 2001, as amended by the Supplement to Offer to Purchase dated August 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i), (a)(5)(iii) and
(a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase.

Item 8.   Interest in the Securities of the Subject Company.

     Item 8 of the Schedule TO is hereby amended and supplemented by including the following information:

     On August 10, 2001, Purchaser accepted for purchase and payment, pursuant to the Offer, all Shares validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on August 9, 2001. Based on information provided by SunTrust Bank, the depositary for the Offer, 4,135,847 Shares (including 4,700 Shares tendered pursuant to notices of guaranteed delivery), or approximately 97.95% of the outstanding Shares, were validly tendered pursuant to the Offer and not withdrawn. Upon purchase of the tendered Shares, Purchaser will own approximately 97.95% of the outstanding Shares. The press release announcing the acceptance of Shares for purchase and payment is attached hereto as Exhibit (a)(5)(vi).

     The Offer will be followed by the Merger between the Company and the Purchaser. Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the provisions of applicable law will have their shares converted into the right to receive the same $2.95 per Share purchase price. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent. Purchaser intends to consummate the Merger as soon as possible and in no event later than Friday, August 17, 2001.

     The consummation of the Offer was publicly announced in a press release issued by Parent on August 10, 2001, a copy of which is filed as Exhibit
(a)(5)(vi) hereto and incorporated herein by reference.


Item 12.  Material to Be Filed as Exhibits.

     Item 12 of Schedule TO is hereby amended and supplemented by adding thereto the following:

Exhibit No.    Description
------------   -----------

(a)(5)(vi)     Press Release issued by Broder on August 10, 2001.

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2001        Schedule TO

                              FLD ACQUISITION CORP.


                              By:   /s/ Howard Morof
                                 --------------------------
                                 Name:  Howard Morof
                                 Title: Chief Financial Officer


                              BRODER BROS., CO.


                              By:   /s/ Howard Morof
                                 --------------------------
                                  Name:  Howard Morof
                                  Title: Chief Financial Officer



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                                 EXHIBIT INDEX


Exhibit No.
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(a)(1)(i)      Offer to Purchase, dated July 13, 2001.

(a)(1)(ii)     Form of Letter of Transmittal.

(a)(1)(iii)    Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)      Joint Press Release issued by Broder and Full Line on July 10,
               2001.

(a)(5)(ii)     Joint Press Release issued by Broder and Purchaser on July 17,
               2001.

(a)(5)(iii)    Supplement to Offer to Purchase, dated August 2, 2001.

(a)(5)(iv) Audited Consolidated Financial Statements of Broder as of and for the years ended December 30, 2000 and December 26, 1999.

(a)(5)(v) Unaudited Consolidated Financial Statements of Broder as of March 31, 2001 and for the three month periods ended March 31, 2001 and March 25, 2000.

*(a)(5)(vi)    Press Release issued by Broder on August 10, 2001.

(b) Commitment Letter, dated as of July 6, 2001, among Bank One, Michigan, Banc One Capital Markets, Inc. and Broder.

(b)(2) Form of Credit Agreement to be entered into by and among Broder, Bank One, as agent, and the other lenders named therein.

(d)(1) Agreement and Plan of Merger, dated as of July 9, 2001, among Broder, Purchaser and Full Line.

(d)(2) Stockholders' Agreement, dated as of July 9, 2001, among Broder, Purchaser and the shareholders named therein.

(d)(3) Employment Agreement, dated as of July 9, 2001, between the Purchaser and Isador E. Mitzner.

(d)(4) Employment Agreement, dated as of July 9, 2001, between the Purchaser and J. David Keller.

(d)(5) Non-Compete Agreement, dated as of July 9, 2001, between the Purchaser and Isador E. Mitzner.

(d)(6) Non-Compete Agreement, dated as of July 9, 2001, between the Purchaser and J. David Keller.

(d)(7)         Letter of Intent, dated as of May 14, 2001, between Broder and
               Full Line.

(g)            None.

(h)            None.

* Filed herewith.